

November 10, 2015

Mail Stop 4631

<u>Via E-mail</u>
Mr. Donald Fallon
Chief Financial Officer
Axion International Holdings, Inc.
4005 All American Way
Zanesville, OH 43701

> **RE:**   **Axion International Holdings, Inc.**
> **Form 10-K for the Year Ended December 31, 2014**
> **Filed March 31, 2015**
> **Form 10-Q for the Quarter Ended March 31, 2015**
> **Filed May 15, 2015**
> **Form 10-Q for the Quarter Ended June 30, 2015**
> **Filed August 14, 2015**
> **File No. 0-13111**

Dear Mr. Fallon:

We have reviewed your November 9, 2015 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 21, 2015 letter.

Form 10-Q for the Quarter Ended June 30, 2015

Item 4. Controls and Procedures

(a) Evaluation of Disclosure Controls and Procedures, page 38

1.   We have reviewed your response to prior comment one. Item 307 of Regulation S-K requires you to disclose whether your disclosure controls and procedures are effective or not effective. As previously requested, please amend your Forms 10-Q for the quarters

ended March 31, 2015 and June 30, 2015 to disclose whether your disclosure controls and procedures are effective or not effective. In doing so, please ensure that you also include certifications that are currently dated and refer to the Form 10-Q/A.

You may contact Jeffrey Gordon, Staff Accountant, at (202) 551-3866 or Anne McConnell, Staff Accountant, at (202) 551-3709 with any questions.

Sincerely,

/s/ John Cash

John Cash
Accounting Branch Chief

Office of Manufacturing and Construction